

Mail Stop 3720

November 15, 2006

William T. Schleyer
Chief Executive Officer
Adelphia Communications Corporation
5619 DTC Parkway
Greenwood Village, CO 80111

> **Re: Adelphia Communications Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 29, 2006**
> **File No. 0-16014**

Dear Mr. Schleyer:

We have reviewed your filing and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note 6 – Transactions with the Rigas Family and Rigas Family Entities, page 120

1.   We note that you recorded the debt and equity securities of the company and the real estate that was forfeited by the Rigas Family and the Rigas Family Entities at their fair value in June 2005. In light of the fact that the conveyance of these assets was subject to the completion of forfeiture proceedings before a federal judge to determine if there were any superior claims, tell us why you recorded this gain prior to the resolution of the contingency. In addition, clarify for us why you presented the expected receipt of your own debt and equity securities as assets within your balance sheet.

<u>Note 14 – Income Taxes, page 136</u>

2.   We note that you recorded an income tax benefit of $166 million in 2004 as a result of revised expectations for scheduling the expected reversal of your deferred tax liabilities associated with intangible assets. Describe for us in more detail the nature of these revisions and their impact on your tax benefit.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Trevor Ogle, Esq.
Sullivan & Cromwell LLP
Via Facsimile: (212) 558-3588